ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

August 28, 2015

Robert M. Schmidt (617) 951-7831 robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuels, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—

Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A for

AllianzGI Global Water Fund

Dear Ms. Samuels:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trust’s preliminary proxy statement with respect to the AllianzGI Global Water Fund (the “Fund”), which was filed on Schedule 14A with the Commission on August 7, 2015 (the “Preliminary Proxy Statement”). You provided your oral comments to Angela Borreggine regarding the Preliminary Proxy Statement via telephone on August 13, 2015. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in a definitive proxy statement (the “Definitive Proxy Statement”), which is also being filed today.

1.	Comment: Please include in the Definitive Proxy Statement all information that had been omitted from or placed in brackets in the Preliminary Proxy Statement.

Response: The Trust confirms that the Definitive Proxy Statement includes all information that had been omitted from or placed in brackets in the Preliminary Proxy Statement.

2.	Comment: Please confirm that the concentration policy proposed in the Preliminary Proxy Statement is constructed so as to permit the Fund to invest more than 25% of its total assets in companies engaged in one or more “water-related activities,” as defined in the Preliminary Proxy Statement.

Response: The Trust confirms that the concentration policy proposed in the Preliminary Proxy Statement, if adopted, will permit the Fund to invest either more than or less than 25% of its total assets in companies in any of the individual water-related activities specified in the Preliminary Proxy Statement. The Trust notes that the concentration policy proposed in the Preliminary Proxy Statement contemplates the Fund investing more than 25% of its total assets in the “water-related resources sector.” The water-related activities listed in the Preliminary Proxy Statement are each contained within the proposed definition of “water-related resources sector.” Therefore, the Fund may invest more or less than 25% of its total assets in any one of the enumerated water-related activities, so long as more than 25% of its total assets are invested in companies principally engaged in one or more water-related activities.

The Trust also confirms that the proposed definition of “water-related resources sector” is broad enough that the Fund is expected to be able to comply with its proposed concentration policy for the foreseeable future. The Trust has defined “water-related resources sector” to include companies that engage in substantially all of the activities that the Fund currently considers relevant to its investment objective and principal strategies. The Trust notes, further, that the definitions of “water-related resources sector” and “water-related activities” set forth in the Preliminary Proxy Statement are proposed additions to the Fund’s prospectus disclosure, but are not included in the Fund’s concentration policy. These definitions will therefore remain subject to change without shareholder approval.

3.	Comment: Please disclose the cost of retaining American Stock Transfer & Trust Company, LLC in the “Voting Information – Solicitation of Proxies” section of the Preliminary Proxy Statement.

Response: The relevant sentence has been revised as marked below (new language denoted by underline and deletions by ~~strikethrough~~):

The Trust has retained American Stock Transfer & Trust Company, LLC (“AST”) to ~~serve as tabulator~~ aid in the solicitation of proxies (which is estimated to cost between $23,000 and $48,000) and this cost as well as the legal, audit and other costs of preparing, printing and mailing this Proxy Statement and the cost of holding the Meeting (including the costs of any additional solicitation and any adjourned session) for the Fund will be borne by the Fund.

* * * * *

Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.